United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

December 2018

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes    ☐    No    ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes   ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

Purchases of equity securities by the issuer and affiliated purchasers on November 30, 2018

As a result of these transactions, Vale announces that it has completed the repurchase program for up to US$1 billion of its common shares and ADSs, as approved by the Board of Directors on July 25, 2018, having acquired a total of 71,173,683 Vale S.A. common shares, at an average price of US$ 14.05 per share, for a sum of US$ 999,874,356.30.

Company: VALE S.A.

Beginning balance

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
Shares	VALE 3	108,548,281.00	2.05%	2.05%

Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
Shares	VALE3	SANTANDER CCTVM	Buy	10/30/2018	2.526.400	54.0695	136,601,125
Shares	VALE3	ITAÚ CTVM	Buy	31/10/2018	1.272.300	55.8881	71,106,473
Shares	VALE3	ITAÚ CTVM	Buy	11/01/2018	1.734.600	57.4795	99,703,874
Shares	VALE3	CITI CCTVM	Buy	11/08/2018	1.068.000	58.0720	62,020,944
Shares	VALE3	CITI CCTVM	Buy	11/09/2018	4.192.300	54.9376	230,315,152
Shares	VALE3	ITAÚ CTVM	Buy	11/13/2018	1.360.500	55.2229	75,130,740
Shares	VALE3	ITAÚ CTVM	Buy	11/14/2018	2.150.000	54.9087	118,053,621

Ending balance

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
Shares	VALE 3	122,852,381.00	2.32%	2.32%

Company: VALE S.A.

Beginning balance

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
ADS	VALE	22,180,246.00	0.42%	0.42%

Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (US$)
ADS	VALE	XP INVESTMENTS	Buy	10/30/2018	3,254,800	14.5212	47,263,674
ADS	VALE	XP INVESTMENTS	Buy	10/31/2018	1,553,623	15.0240	23,341,661
ADS	VALE	XP INVESTMENTS	Buy	11/01/2018	1,766,900	15.4494	27,297,569
ADS	VALE	XP INVESTMENTS	Buy	11/08/2018	768,586	15.3976	11,834,368
ADS	VALE	XP INVESTMENTS	Buy	11/09/2018	1,522,346	14.5929	22,215,509
ADS	VALE	CREDIT SUISSE SECURITIES	Buy	11/13/2018	1,987,490	14.5455	28,909,036
ADS	VALE	CREDIT SUISSE SECURITIES	Buy	11/14/2018	2,330,000	14.4694	33,713,650

Ending balance

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
ADS	VALE	35,363,991.00	0.67%	0.67%

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ André Figueiredo
Date: December 10, 2018		Director of Investor Relations